                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          Isle of Capri Casinos, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  464-592-104
                   -----------------------------------------
                                (CUSIP Number)


                               Gregory A. Carlin
                            ISLE Investors, L.L.C.
                            900 N. Michigan Avenue
                                  Suite 1900
                            Chicago, Illinois 60611
                                (312) 915-2800
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                August 1, 1999
                 ----------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ISLE Investors, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,430,261 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,430,261 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,430,261 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CLAM PARTNERS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gregory A. Carlin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,430,261 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,430,261 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,430,261 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Neil G. Bluhm
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of American
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,430,261 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,430,261 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,430,261 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andrew G. Bluhm
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 7 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LAMB Partners
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 8 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leslie N. Bluhm
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of American
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 464-592-104                                    PAGE 9 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Meredith A. Bluhm-Wolf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by and on behalf of ISLE Investors, L.L.C., the managers of ISLE Investors, L.L.C. (Neil
G. Bluhm and Gregory A. Carlin), CLAM Partners, the general partners of CLAM Partners (LAMB Partners, Gregory A. Carlin, Neil G. Bluhm and Andrew G. Bluhm), Gregory A. Carlin, Neil G. Bluhm, LAMB Partners, the general partners of LAMB Partners (Leslie N. Bluhm, Andrew G. Bluhm, Meredith A. Bluhm-Wolf and Neil G. Bluhm), Leslie N. Bluhm and Meredith A. Bluhm-Wolfe (collectively, the Reporting Persons") and amends the Schedule 13D (the "Schedule 13D") filed on April 1, 1999 by and on behalf of the Reporting Persons (other than ISLE Investors, L.L.C.). This Amendment relates to the common stock, par value $0.01 per share (the "Shares"), of Isle of Capri Casinos, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 711 Washington Loop, Second Floor, Biloxi, Mississippi 39530.


ITEM 2. IDENTITY AND BACKGROUND


ISLE Investors, L.L.C. is a Delaware limited liability company with the principal business of acquiring, owning, voting and disposing of Shares of the Company located at 900 North Michigan Avenue, Chicago, Illinois 60611.

CLAM Partners is an Illinois general partnership with the principal business of investing in securities located at 900 North Michigan Avenue, Chicago, Illinois 60611.

Gregory A. Carlin is a manager of ISLE Investors, L.L.C. and the managing general partner of CLAM Partners and also helps manage the investment activities of LAMB Partners located at 900 North Michigan Avenue, Chicago, Illinois 60611.

Neil G. Bluhm is a manager of ISLE Investors, L.L.C., the managing general partner of LAMB Partners and a general partner of CLAM Partners. Mr. Bluhm is also co-founder and president of JMB Realty Corporation, an Illinois corporation that invests in real estate located at 900 North Michigan Avenue, Chicago, Illinois 60611. Mr. Bluhm is also a co-founder and Principal of Walton Street Capital, L.L.C., an Illinois limited liability company that directs the management of several real estate opportunity funds located at 900 North Michigan Avenue, Chicago, Illinois 60611. JMB Realty Corporation and Walton Street Capital, L.L.C. have no interest in the securities of the Company.

Andrew G. Bluhm is a general partner of LAMB Partners and CLAM Partners. Mr. Bluhm is also a co-founder and Principal of Walton Street Capital, L.L.C. Walton Street Capital, L.L.C. has no interest in the securities of the Company.

LAMB Partners is an Illinois general partnership with the principal business of investing located at 900 North Michigan Avenue, Chicago, Illinois 60611. LAMB Partners is also a general partner of CLAM Partners.

Leslie N. Bluhm is a general partner of LAMB Partners. Mrs. Bluhm is the founder and Co-President of Chicago Cares, an Illinois non-for-profit corporation located at 10 South Wacker Drive, Chicago, Illinois, and has not been and is not anticipated to be directly involved in the investment activities of LAMB Partners relating to the Company. Chicago Cares has no interest in the securities of the Company.

Meredith A. Bluhm-Wolf is a general partner of LAMB Partners. Mrs. Bluhm-Wolf is a student and has not been and is not anticipated to be directly involved in the investment activities of LAMB Partners relating to the Company.

During the last five years, none of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons filing this statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of which the result of such proceeding was such persons was or is still subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Each of Gregory A. Carlin, Neil G. Bluhm, Andrew G. Bluhm, Leslie N. Bluhm, and Meredith A. Bluhm-Wolf is a citizen of the United States of America.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS


Since the filing of the Schedule 13D, Neil G. Bluhm purchased an aggregate of 32,500 Shares for total consideration of $235,321.40 derived from his own capital and margin indebtedness from Bear Stearns & Co. Inc.

Since the filing of the Schedule 13D, LAMB Partners purchased an aggregate of 74,000 Shares for total consideration of $535,935.80 derived from the capital of LAMB Partners and margin indebtedness from Bear Stearns & Co. Inc.

Since the filing of the Schedule 13D, Gregory A. Carlin sold an aggregate of 5,000 Shares for total proceeds of $43,133.55.

Since the filing of the Schedule 13D, each of LAMB Partners, Neil G. Bluhm, Andrew G. Bluhm, Gregory A. Carlin, Marcy R. Carlin and CLAM Partners formed ISLE Investors, L.L.C. and contributed to the capital of ISLE Investors, L.L.C. all Shares and warrants to acquire Shares owned by such persons (including the Shares described in the first two paragraphs of this Item 3 but not including the Shares described in the third paragraph of this Item 3).



ITEM 4.  PURPOSE OF TRANSACTION


The Reporting Persons have acquired the Shares and derivative securities because, in their opinion, such securities are undervalued by the market at the present time under the present circumstances. The Reporting Persons will monitor developments at the Company, and may communicate with members of management of the Company and with other shareholders and interested parties concerning the Company.

The Reporting Persons may from time-to-time (i) acquire additional Shares and derivative securities (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares and derivative securities at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


(a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,430,261 Shares, which includes 60,636 Shares subject to warrants owned by ISLE Investors, L.L.C. that are exercisable within 60 days of August 4, 1999. Based upon (i) the 23,579,662 Shares outstanding on June 25, 1999 as set forth in the Company's annual report on Form 10-K for the fiscal year ending April 25, 1999 filed July 2, 1999 and (ii) the 60,363 Shares subject to warrants owned by ISLE Investors, L.L.C. that are exercisable within 60 days of August 4, 1999, these Shares represent 6.1% of the outstanding Shares of the Company. The Reporting Persons may be deemed to have direct beneficial ownership of the Securities as follows:

     DIRECTLY HELD OWNERSHIP:
                                                   APPROXIMATE
                                                  PERCENTAGE OF
     NAME                     SHARES    WARRANTS   OUTSTANDING
     ----                     ------    --------   -----------

     ISLE Investors, L.L.C.  1,369,625    60,636           6.1%
     CLAM Partners                   0         0           0.0%
     Gregory A. Carlin               0         0           0.0%
     Neil G. Bluhm                   0         0           0.0%
     Andrew G. Bluhm                 0         0           0.0%
     LAMB Partners                   0         0           0.0%
     Leslie N. Bluhm                 0         0           0.0%
     Meredith A. Bluhm-
        Wolfe                        0         0           0.0%
        Total                1,369,625    60,636           6.1%

     Under Rule 13d-3 of the Securities Exchange Act of 1934, Gregory A. Carlin and Neil G. Bluhm, as managers of ISLE Investors, L.L.C., may be deemed to beneficially own securities beneficially owned by ISLE Investors, L.L.C. Gregory A. Carlin and Neil G. Bluhm expressly disclaim beneficial ownership of such Securities.

(b) ISLE Investors, L.L.C. has the sole power to vote, direct the vote, dispose or direct the disposition of Shares shown above as directly owned by ISLE Investors, L.L.C. As managers of ISLE Investors, L.L.C., Gregory A. Carlin and Neil G. Bluhm may be deemed to share with ISLE Investors, L.L.C. the power to vote, direct the vote, dispose or direct the disposition of such Shares.

(c) The Reporting Persons engaged in the following transactions in Shares of the Company during the last 60 days. All transactions were completed on the Nasdaq National Market.


     DIRECT                        NATURE OF
     BENEFICIAL OWNER     DATE    TRANSACTION  SHARES  PRICE/SHARE
     ------------------  -------  -----------  ------  -----------

     LAMB Partners       6/16/99  Purchase     40,000  7.3961
     Neil G. Bluhm       6/16/99  Purchase     16,500  7.4276
     LAMB Partners       6/17/99  Purchase      2,000  7.2925
     LAMB Partners       6/18/99  Purchase     18,000  7.2535
     Neil G. Bluhm       6/18/99  Purchase      9,000  7.2535
     LAMB Partners       6/25/99  Purchase     14,000  6.7817
     Neil G. Bluhm       6/25/99  Purchase      7,000  6.7835
     Gregory A. Carlin   7/28/99  Sale          2,000  8.1622
     Gregory A. Carlin   7/30/99  Sale          3,000  8.9364



     In addition, on August 1, 1999, each of the persons set forth below contributed to the capital of ISLE Investors, L.L.C., and ISLE Investors, L.L.C. acquired from each of these persons, the number of Shares and warrants to acquire Shares set forth opposite each person's name:


     NAME                    SHARES   WARRANTS
     ----------------------  -------  --------

     CLAM Partners            50,000    60,636
     Gregory A. Carlin        10,000         0
     Neil G. Bluhm           412,500         0
     Andrew G. Bluhm          59,925         0
     LAMB Partners           837,200         0

(d)  Not Applicable.

(e) On August 1, 1999, the date of the contribution of the Shares and the warrants to acquire Shares to ISLE Investors, L.L.C., each of CLAM Partners, Andrew G. Bluhm, LAMB Partners, Leslie N. Bluhm and Meredith A. Bluhm-Wolfe ceased to be the beneficial owner of any Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     On August 1, 1999, each of LAMB Partners, Neil G. Bluhm, Andrew G. Bluhm, Gregory A. Carlin, Marcy R. Carlin and CLAM Partners entered into an Operating Agreement of ISLE Investors, L.L.C. (the "Operating Agreement") and contributed to the capital of ISLE Investors, L.L.C. all Shares and warrants to acquire Shares owned by such persons. The Operating Agreement governs the affairs of ISLE Investors, L.L.C.

     Pursuant to the Operating Agreement, ISLE Investors, L.L.C. is managed by its Managers (Gregory A. Carlin and Neil G. Bluhm), who have full and complete authority, power and discretion to manage and control all business, affairs and properties of ISLE Investors, L.L.C. with respect to voting and dispositive power over the Shares and warrants to acquire Shares owned by ISLE Investors, L.L.C. Under the terms of the Operating Agreement, the Managers shall act by unanimous consent except to the extent that a Manager shall give the other Manager written authority to act on matters.

     Under the Operating Agreement, the members shall allocate net realized profits and net realized losses of ISLE Investors, L.L.C. for each fiscal year (or portion thereof) as follows:

          (a) Profits shall be allocated (i) first, to all members, to the extent of losses previously allocated under clause (b)(iii) below and not previously offset; (ii) second, to members to the extent of losses previously allocated under clause (b)(ii) below; (iii) third, to all members to the extent of the Preferred Return accrued to such date and not previously allocated; and (iv) fourth, 92.5% to all members (including Gregory A. Carlin) in proportion to the Excess Return Ratio of each member and 7.5% to Gregory A. Carlin; and

          (b) Losses shall be allocated (i) first, to all members to the extent of profits previously allocated under clause (a)(iv) above and not previously offset by losses; (ii) second, to all members to the extent of profits previously allocated under clause (a)(iii) above and not previously offset by losses; and (iii) third, 100% to all members in proportion to their capital contributions.

     Notwithstanding the foregoing, all profits and losses attributable to the warrants to acquire 60,636 Shares, and Shares received upon the exercise of such warrants, shall be allocated to CLAM Partners.

     The "Preferred Return" means an annually compounded return of 10% on the price each member originally paid for each Share that such member contributed to the capital of ISLE Investors, L.L.C. The "Excess Return Ratio" means the ratio that the aggregate Excess Return with respect to all Shares contributed by a member bears to the excess return of ISLE Investors, L.L.C. assuming that every member has an Excess Return. The "Excess Return" with respect to each Share held by ISLE Investors, L.L.C. is the difference between (a) the value of such Share at the date of sale or disposition and (b) the sum of (i) the price at which such Share was originally acquired by the contributing member and (ii) the Preferred Return payable on such Share.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


     A.   Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999


ISLE INVESTORS, L.L.C.

By: /s/ Gregory A. Carlin
    ----------------------------
    Gregory A. Carlin
    Manager

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    Manager


CLAM PARTNERS

By: /s/ Gregory A. Carlin
    ----------------------------
    Gregory A. Carlin
    General Partner

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    ----------------------------
    Andrew G. Bluhm
    General Partner



By: LAMB PARTNERS
    as General Partner of CLAM Partners

    /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    General Partner


GREGORY A. CARLIN

By: /s/ Gregory A. Carlin
    ----------------------------
    Gregory A. Carlin

NEIL G. BLUHM

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm


ANDREW G. BLUHM

By: /s/ Andrew G. Bluhm
    ----------------------------
    Andrew G. Bluhm


LAMB PARTNERS

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    ----------------------------
    Andrew G. Bluhm
    General Partner

By: /s/ Leslie N. Bluhm
    ----------------------------
    Leslie N. Bluhm
    General Partner

By: /s/ Meredith A. Bluhm-Wolf
    ----------------------------
    Meredith A. Bluhm-Wolf
    General Partner

LESLIE N. BLUHM

By: /s/ Leslie N. Bluhm
    ----------------------------
    Leslie N. Bluhm
    General Partner

MEREDITH A. BLUHM-WOLF

By: /s/ Meredith A. Bluhm-Wolf
    ----------------------------
    Meredith A. Bluhm-Wolf
    General Partner

EXHIBIT A


JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Isle of Capri Casinos, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 4th day of August, 1999.


ISLE INVESTORS, L.L.C.

By: /s/ Gregory A. Carlin
    ----------------------------
    Gregory A. Carlin
    Manager

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    Manager


CLAM PARTNERS

By: /s/ Gregory A. Carlin
    ----------------------------
    Gregory A. Carlin
    General Partner

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    ----------------------------
    Andrew G. Bluhm
    General Partner

By: LAMB PARTNERS
    as General Partner of CLAM Partners

    /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    General Partner


GREGORY A. CARLIN

By: /s/ Gregory A. Carlin
    ----------------------------
    Gregory A. Carlin


NEIL G. BLUHM

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm

ANDREW G. BLUHM

By: /s/ Andrew G. Bluhm
    ----------------------------
    Andrew G. Bluhm


LAMB PARTNERS

By: /s/ Neil G. Bluhm
    ----------------------------
    Neil G. Bluhm
    General Partner

By: /s/ Andrew G. Bluhm
    ----------------------------
    Andrew G. Bluhm
    General Partner

By: /s/ Leslie N. Bluhm
    ----------------------------
    Leslie N. Bluhm
    General Partner

By: /s/ Meredith A. Bluhm-Wolf
    ----------------------------
    Meredith A. Bluhm-Wolf
    General Partner


LESLIE N. BLUHM

By: /s/ Leslie N. Bluhm
    ----------------------------
    Leslie N. Bluhm
    General Partner


MEREDITH A. BLUHM-WOLF

By: /s/ Meredith A. Bluhm-Wolf
    ----------------------------
    Meredith A. Bluhm-Wolf
    General Partner